UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Results of Extraordinary General Meeting of Shareholders of Kookmin Bank

On April 26, 2012, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene an extraordinary general meeting of shareholders (“EGM”). On the same date, Kookmin Bank held an EGM and both of the agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Appointment of a non-executive director of Kookmin Bank

2)	Amendment of the articles of incorporation of Kookmin Bank

•	Details regarding newly appointed non-executive director of Kookmin Bank

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Joong-Woong Kim (New appointment) (11/07/1941)	Chairman, Financial Services Commission of The Korea Chamber of Commerce & Industry

•        Chairman and CEO, Hyundai Securities

•        Chairman and CEO, Hyundai Research Institute

•        President and CEO, Hyundai Research Institute

•        Member, Deliberative Council for the Development of the Financial Industry

•        President and CEO, National Information and Credit Evaluation, Inc.

•        Senior Fellow, Research Director, and Head of Monetary and Finance Division, Korea Development Institute

•        Director, International Cooperation Division, Foreign Capital Division and Financial Policy Division, Ministry of Finance, Republic of Korea

			• Ph.D. in Economics, Clark University (U.S.A) • LL.B., Seoul National University	Republic of Korea	2 years

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 26, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO